Exhibit 99.1

Exodus Announces Second Quarter 2021 Results

Reports total revenue of $27.7 million, a 17% increase sequentially and growth of over 651% YOY

OMAHA, Neb., August 20, 2021 — Exodus Movement, Inc. (Exodus Wallet: EXIT), the leading non-custodial cryptocurrency software platform, today announced financial results for the quarter ended June 30, 2021.

JP Richardson, CEO and co-founder of Exodus, said, “Exodus has had an impressive start to 2021, executing complex events for the first time, including our public offering, while surpassing numerous company records. In May, we conducted the first ever public offering directly inside a cryptocurrency wallet, using only cryptocurrency for shares represented on the Algorand blockchain. We were fully subscribed for $75M and had to turn potential investors away, of which we are excited to welcome back once trading begins on September 14.”

“In Q2, we achieved our greatest number of monthly active users, our most fiat onboarded and our highest quarterly revenue to date,” said James Gernetzke, CFO of Exodus. “We are continuing to focus on driving long-term user and revenue growth by investing in product development and marketing talent to drive these initiatives.”

Results for the Second Quarter 2021
•	Revenue for the second quarter came in at $27.7 million, demonstrating a 17% increase sequentially and growth of over 651% year-over-year.
•	Exchange Providers processed $1.6 billion of volume, up 777% from Q2 2020. Bitcoin and Ethereum continue to be the top assets traded at 21% and 14% of volume, respectively.
•	Monthly active users increased to 832,384 on June 30, 2021, up 12% sequentially from 745,012 on March 31, 2021 and 320% year-over-year from 198,400 on June 30, 2020.

Second Quarter Business Highlights
•	The average dollars per transaction increased to $1,213, up 22% sequentially and more than two times the transaction amount last year.
•	Fiat onboarding grew 34% and staked assets increased 23% compared to Q1 2021. Both contributed approximately 1% of the total Q2 revenue.
•	Full-time equivalent employees (FTEs) grew to 176 at the end of June, up from 141 at the end of March 2021.
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For Q2, adjusted EBITDA was $14.5 million, or 52.3% of revenue, compared to $15.9 million, or 67.2% of revenue in Q1 2021. The decrease reflects the intentional increase in product development, marketing and G&A expenses to drive long-term growth.

•	97.7% of total revenue this quarter was derived from the exchange aggregation business.
•	In June, our first response time to customers dropped to a median of 8 minutes.

“The recent crypto bull run proved our technology’s ability to scale,” said Richardson. “Since conducting our public offering, we have prioritized our upcoming launch of our shares to be traded on tZERO, with Algorand as our blockchain.”

“Exodus is executing marketing strategies to actively scale and drive growth,” said Gernetzke. “To further increase our user base, we plan to continuously grow our brand awareness and integrate fiat onboarding systems for customers from legacy financial systems. We will also drive more staking and earn yield opportunities for our users by adding an ever increasing set of assets; this increases the ways users can grow wealth.  Finally, we will add new products, currencies, and applications to the platform.”

About Exodus
Exodus is on a mission to empower half the world to exit the traditional finance system by 2030. Founded in 2015, Exodus is a multi-asset software wallet that removes the geek requirement and keeps design a priority to make cryptocurrency and digital assets easy for everyone. Available for desktop and mobile, Exodus allows users to secure, manage and exchange cryptocurrencies like Bitcoin, Ethereum, and more across an industry-leading 10,000+ asset pairs from a beautiful, easy-to-use wallet. The non-custodial functionality is encrypted locally on users’ own devices, ensuring privacy, security and complete control over their wealth. For more info visit exodus.com.

Disclosure Information
Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation FD: websites exodus.com/investors and exodus.com/blog; press releases; public videos, calls and webcasts; and social media: Twitter (@exodus_io and JP Richardson’s feed @jprichardson), Facebook, LinkedIn, and YouTube.

Forward-Looking Statements
This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Media Contact:
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Exodus Contact:
Investors@exodus.com